UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) : ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) : ☐

TABLE OF CONTENTS

OUTCOME AND TRANSCRIPT OF THE 40TH ANNUAL GENERAL MEETING

SIGNATURES

INDEX TO EXHIBITS

EXHIBIT 99.1

EXHIBIT 99.2

EXHIBIT 99.3

OUTCOME AND TRANSCRIPT OF THE 40TH ANNUAL GENERAL MEETING

Infosys Limited (“Infosys” or the “Company”) hereby furnish the United States Securities and Exchange Commission with a copy of the outcome of the 40th Annual General Meeting (AGM) of the Company held on June 19, 2021, brief proceedings and also the transcript of the AGM. The brief proceedings, outcome and transcript were disseminated by Infosys Limited to the stock exchanges on June 20, 2021, June 21, 2021 and June 22, 2021 respectively, which is attached to this Form 6-K as Exhibits 99.1, 99.2 and 99.3 respectively.

The outcome of the AGM includes the brief proceedings, Chairman’s speech, voting results and the scrutinizer’s report.

This information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited /s/ Inderpreet Sawhney

Date: June 22, 2021	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Proceedings of the 40th Annual General Meeting
99.2	Outcome of the 40th Annual General Meeting
99.3	Transcript of the 40th Annual General Meeting